Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	2003	2002	2001	2000	1999
Earnings:

Earnings (loss) before income taxes,
extraordinary item and cumulative effect	$(2,808)	$(3,205)	$(3,357)	$ 431	$ 1,942
Undistributed (earnings) losses of affiliates	(2)	8	30	13	(20)
Fixed charges and preferred stock
dividend requirements, from below	653	785	879	1,119	1,195
Interest capitalized	(3)	(25)	(79)	(77)	(75)
Earnings	$(2,160)	$(2,437)	$(2,527)	$ 1,486	$ 3,042

Fixed charges:

Interest expense	$ 527	$ 590	$ 525	$ 402	$ 362
Preferred stock dividend requirements	10	10	15	73	202
Portion of rental expense representative
of the interest factor	116	185	339	644	631
Fixed charges	$ 653	$ 785	$ 879	$ 1,119	$ 1,195

Ratio of earnings to fixed charges	(a)	(a)	(a)	1.33	2.55

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(a) Earnings were inadequate to cover fixed charges by $2.8 billion in 2003, $3.2 billion in 2002 and $3.4 billion in 2001.